

HousingUs

Brokerage + Management + Investment + Contracting

SYSTEMIC HOUSING PROBLEMS

- AFFORDABILITY
- QUALITY
- HABITABILITY

Nobody Wants an Accidental Landlord

➡ **Typically fell into owning an investment property**

➡ **Likely does not know how to manage or maintain the investment property**

➡ **May have good intentions but lack of knowledge exacerbates problems**

➡ **Usually in over their head which may come across as being a slumlord**



Nobody Wants a Slumlord



- ➡ **Buys properties for investment but does little or no asset management**

- ➡ **Typically defers maintenance or provides poor maintenance services**

- ➡ **Charges a premium rent for "great" properties that in fact are bellow average**

- ➡ **Always available on the first of the month but vanishes once rent is paid**

People Want Housing Us

➡️ **When we take on a property, usually with some deferred maintenance, we make a plan from day one to improve the quality of the property for tenants and investors**

➡️ **When maintenance is needed we are a text, phone call, or chat away; by leveraging outsourced emergency services we minimize damage from maintenance issues ... a win-win for everyone**

➡️ **We are not just there for our tenants when rent is due, we are there at every step to make sure their rental is a home**



Our operations are built on the fundamental belief that everyone deserves quality housing



Vision
Provide homes, not apartments

Mission
To Be Your Housing Partner

Values
Economic Sustainability
Tenant-Landlord Sustainability
Enviornmental Sustainability
Upending Historically Racist Real Estate Practices

 **17.2%** Residential property values are projected to increase 17.2% year-over-year.

 **23.8%** Residential property values increased 23.8% between 2020 and 2021 in our target markets.

 **$100** Rental prices have increased ~$100/mo year-over-year and are expected to continue an upward trend.

Source: ibusworld.com

Large nationwide supply side shortages of housing together with high consumer demand for purchase and rental properties indicates that the value of real property is going to continue to appreciate at exponential rates.

Revenue Generation

Housing Us Holdings II, Inc. generates the majority of its revenue from the collection of rents. Additional nominal revenue is generated from application fees and other fees.



Revenue Maximization

Housing Us maximizes revenue by designing operations to partner with tenants rather than working against them, providing quality units with minimal deferred maintenance, and by leveraging emerging technology to automate operations where appropriate.

Leadership Team/Founders





Jonathan Lee Gibson

Chief Executive Officer

Mr. Gibson has over 10-years experience in real estate in diverse markets throughout the northeast including brokerage, rentals, property management, and flipping. Additionally, Mr. Gibson has years of experience in public policy, and management.

A.L.B. Harvard University
M.P.A. Marxe School of Public Affairs, CUNY

Hector J. Meneses Jr.

Chief Financial Officer

Mr. Meneses is an emerging leader in finance and accounting with progressive experience with cloud financial operations and accounting. Mr. Meneses has worked for Fortune 300 companies bringing an acumen for forecasting, financial modeling, and data analytics toward improving financial operations.

B.S. Finance & Accounting, Boston University